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Item 77D ? SCUDDER VARIABLE SERIES I

Balanced Portfolio
At the August 2004 meeting, the Board of Scudder Variable Series I approved revising the Portfolio?s current investment policies be revised to increase the percentage of the
Portfolio?s total assets that can be invested in high yield bonds from 10% to 20%.

n:sharedat\sec_reg\nsar\103102\exh77d.doc


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